

Mrs. Sarah A. Dudash
Vice President and Chief Financial Officer
Harris Stratex Networks, Inc.
637 Davis Drive
Morrisville, NC 27560

September 26, 2008

RE: **Harris Stratex Networks, Inc.**
        Item 4.02 Form 8-K
        Filed July 30, 2008
        File No. 001-33278

Dear Mrs. Dudash:

        We have completed our review of your Form 8-K and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director